Contact

www.linkedin.com/in/veritynoble (LinkedIn)

Top Skills

Accounting
Fractional CFO
Financial Modeling

Certifications

Certificate in Personal Coaching

Honors-Awards

Yahoo! Find of the Year 2007
Member of the Courvoisier Future 500
Winner of the San Diego Lean Start up Competition

Verity Noble

Co-Founder at Nude Foods Market
Boulder, Colorado, United States

Summary

1 part serial-entrepreneur, 2 parts Mum (I'm British, hence the spelling ;), 1 part zero-waste obsessive, 1 part vegan and 3 parts exuberant lover of life (think dancing til dawn, singing - badly - out loud while mountain biking and the total absence of the embarrassment gene). Too many parts? Maybe for most people, but not this lady. My obsession with zero-waste has stealthily changed the habits of almost everyone I know. I don't jam with the word impossible. There's always a way.

Volunteer positions: Mentor at Techstars Sustainability Accelerator, Galvanize and Watson University. Homeless outreach and support with Feet Forward.

Experience

Nude Foods Market
Co-Founder
January 2020 - Present (5 years 3 months)
Boulder, Colorado, United States

Nude Foods Market delivers local, organic groceries, meals and household products in zero-waste, reusable containers to your door by bicycle.

Simple Startup
Co-Founder
September 2015 - January 2020 (4 years 5 months)
Boulder, Colorado

Simple Startup helps entrepreneurs simplify their finances, understand their numbers and make smart, informed business decisions. We make finance FUN (yes, it is possible...)

The Unreasonable Institute
VP of Operations
May 2012 - September 2015 (3 years 5 months)

Boulder, Colorado

We accelerate Unreasonable entrepreneurs and their ventures.

We are solving the world's biggest problems by arming the entrepreneurs who can take them on with the mentorship, capital, and network to make it happen. We aim to give them an 'Unreasonable Advantage'.

Nova Global

Member

April 2011 - December 2012 (1 year 9 months)

Global

Nova Global is the most powerful, exclusive and selective network of highly achieving, driven and successful professionals and students from the top educational institutions and programs in the world.

ClearlySo

Assisting with Clearly Social Angel Network

January 2012 - April 2012 (4 months)

ClearlySo connects social business, enterprise, commerce and investment.

20 Days

Founder and Managing Director

June 2006 - March 2011 (4 years 10 months)

20days is an award winning members club that helps those in their 20s and 30s make the most of only having 20(+) days holiday per year.

20days acts as a social network, travel agency and event organiser, in short, taking away all the organisational hassle from our members and ensuring they have a great time with like-minded people

Education

IE Business School

MBA, Business Administration · (2010 - 2011)

University of Nottingham

European Politics, Politics · (1999 - 2002)